Exhibit 1

VISTA
ENERGY FOR TOMORROW

2026

1st Quarter Results

Mexico City, April 29, 2026
NYSE: VIST
BMV: VISTA

2026 1st Quarter Results Mexico City, April 29, 2026 NYSE: VIST BMV: VISTA

April 29, 2026, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) reported today its financial and operational results corresponding to Q1 2026.

The Company will present its Q1 2026 results through a webcast on Thursday, April 30, 2026, at 9:00 am Mexico City time (11:00 am ET; 12:00 pm BAT). At such event, Vista will also present an updated 2026 guidance.

Q1 2026 highlights:

•

Total production in Q1 2026 was 134,741 boe/d, a 67% increase compared to Q1 2025, mainly driven by the acquisition of 50% working interest in La Amarga Chica block in April 2025 and organic growth. Total production in Q1 2026 was almost flat compared to Q4 2025. Oil production in Q1 2026 was 116,655 bbl/d, a 68% increase y-o-y.

•	In Q1 2026, average realized crude oil price was 60.1 $/bbl, a 2% increase compared to Q4 2025, and a 12% decrease compared to Q1 2025, in both cases driven by changes in Brent crude oil. (1)

•	Realized natural gas price for Q1 2026 was 2.0 $/MMBtu, a 21% decrease y-o-y, mainly driven by higher volumes sold to the industrial sector at an average price of 1.4 $/MMBtu during the quarter.

•

Total revenues in Q1 2026 were 694.3 $MM, 58% above Q1 2025, mainly driven by oil production growth. Total revenues were 1% above Q4 2025, as slightly higher oil prices were partially offset by a 1% decrease in oil production. Total net revenues during the quarter were 670.6 $MM. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues. Net revenues from oil and gas exports were 431.0 $MM, representing 64% of total net revenues. (1)

•	Lifting cost in Q1 2026 was 4.3 $/boe, 8% below Q1 2025, driven by the dilution of fixed costs due to production growth and the focus on cost control.

•	Selling expenses in Q1 2026 were 3.8 $/boe, a 41% decrease y-o-y, driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online. (2)

•

Adjusted EBITDA for Q1 2026 was 450.8 $MM, a 64% increase y-o-y, mainly driven by 67% production growth, which offset lower realized oil prices. Adjusted EBITDA margin was 65%, 3 p.p. above Q1 2025, as lower export duties, selling expenses and lifting cost on a per boe basis offset lower realized oil prices. (2)

•

Net income in Q1 2026 was 107.7 $MM, compared to 82.8 $MM in Q1 2025, reflecting a higher Profit before income tax and a lower Income tax expense. Adjusted net income during Q1 2026 totaled 93.0 $MM, compared to 75.9 $MM in Q1 2025. EPS was 1.0 $/share in Q1 2026, compared to 0.9 $/share in Q1 2025. Adjusted EPS was 0.9 $/share in Q1 2026, compared to 0.8 $/share in Q1 2025.

•

Capex during Q1 2026 was 391.2 $MM. The Company invested 335.6 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 19 net wells, the completion of 25 net wells and the tie-in of 23 net new wells during the quarter. Additionally, the Company invested 26.7 $MM in development facilities, and 28.9 $MM in G&G studies, IT and other projects.

•

In Q1 2026, the Company recorded a free cash flow of -341.4 $MM. Free cash flow was -10.1 $MM adjusted by non-recurring items (working capital from VEISA operations, income tax payment in Mexico and payments related to the Equinor Transaction, as explained below).

•

Cash flow generated by operating activities was 85.7 $MM, reflecting an increase in working capital of 248.2 $MM and income tax payments of 61.4 $MM. These effects were mainly driven by two non-recurring items: 205.6 $MM of working capital related to the initiation of operations of VEISA and 46.0 $MM corresponding to an income tax payment in Mexico.

•

Cash flow used in investing activities reached 427.1 $MM for the quarter, reflecting accrued capex of 391.2 $MM, payments related to the Equinor Transaction of 79.7 $MM and a decrease in capex-related working capital of 53.0 $MM.

•

Cash flow from financing activities totaled 418.1 $MM, mainly driven by proceeds from borrowings of 589.5 $MM, partially offset by the repayment of borrowings’ principal of 129.5 $MM and the payment of borrowings’ interests for 26.9 $MM. (3)

(1)

Revenues as filed and reported were 865 $MM in Q1 2026 and 719 $MM in Q4 2025. For comparison purposes, revenues and avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses. Commodity risk management contracts were -150.7 $MM in Q1 2026. Sea freight selling expenses were 20.0 $MM in Q1 2026 and 29.8 $MM in Q4 2025, which were collected as revenues and incurred by our trading subsidiary VEISA.

(2)

Selling expenses as filed and reported were 66.2 $MM in Q1 2026 and 81.8 $MM in Q4 2025. For comparison purposes, Selling expenses are net of 20.0 $MM of Sea freight selling expenses incurred by our trading subsidiary VEISA in Q1 2026, equivalent to 1.6 $/boe, which were also collected as revenues, and 29.8 $MM equivalent to 2.4 $/boe in Q4 2025.

(3)

Q1 2026 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 409.1 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for -7.6 $MM; (iii) the variation in Argentine government bonds for -0.6 $MM; and (iv) Other investments for 17.3 $MM.

Vista Q1 2026 results

Production

Average net daily production

	Q1-26	Q4-25	Q1-25	▲ y/y	▲ q/q
Total (boe/d)	134,741	135,414	80,913	67%	(1)%
Oil (bbl/d)	116,655	118,285	69,623	68%	(1)%
Natural Gas (MMm3/d)	2.75	2.62	1.70	62%	5%
NGL (boe/d)	784	666	585	34%	18%

Total production in Q1 2026 was 134,741 boe/d, a 67% increase compared to Q1 2025, mainly driven by the acquisition of 50% working interest in La Amarga Chica block in April 2025 and organic growth. Total production in Q1 2026 was almost flat compared to Q4 2025. Oil production in Q1 2026 was 116,655 bbl/d, reflecting a 68% increase y-o-y and a 1% decrease q-o-q. Natural gas production during Q1 2026 was 2.75 MMm3/d, a 62% increase compared to Q1 2025 and a 5% increase compared to the previous quarter. NGL production in Q1 2026 was 784 boe/d.

Q1 2026 Average net daily production by asset

	Target	Working interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			116,655	2.75	784	134,741

Aguada Federal	Shale	100%	4,405	0.11	24	5,113
Águila Mora	Shale	90%	320	0.01	—	371
Bajada del Palo Este	Shale	100%	11,298	0.14	12	12,160
Bajada del Palo Oeste	Shale	100%	57,130	1.29	90	65,309
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	—	—	—	—
Bajada del Palo Oeste	Conventional	100%	3	0.04	40	268
Coirón Amargo Norte	Conventional	84.6%	—	—	—	—
CS-01 (Mexico) (1)	Conventional	100%	—	—	—	—

Total operated production			73,157	1.57	166	83,222

La Amarga Chica	Shale	50%	42,240	0.97	—	48,368
25 de Mayo-Medanito SE (2)	Conventional	—	301	0.01	—	382
Acambuco	Conventional	1.5%	41	0.03	—	235
Agua Amarga (2)	Conventional	—	40	0.01	24	121
Entre Lomas (2)	Conventional	—	586	0.07	594	1,631
Jagüel de los Machos (2)	Conventional	—	290	0.08	—	781

Total non-operated production			43,499	1.18	618	51,519

Total shale production			115,394	2.51	126	131,322

Total conventional production			1,261	0.24	658	3,419

(1)

On November 6, 2025, the Company submitted a notice of irrevocable relinquishment of the CS-01 block to the Mexican Secretariat of Energy (“SENER” by its acronym in Spanish), which is pending confirmation to the date of issuance of this earnings release.

(2)

Transferred Conventional Assets operated by Tango, effective March 1, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves, and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q1-26	Q4-25	Q1-25	▲y/y	▲q/q
Revenues	865.0	719.1	438.5	97%	20%
Commodity risk management contracts	(150.7)	—	—	—	—
Sea freight selling expenses	(20.0)	(29.8)	—	—	(33)%
Revenues, net of the above	694.3	689.2	438.5	58%	1%
Export Duties	(23.8)	(19.7)	(17.6)	35%	21%
Net Revenues	670.6	669.6	420.8	59%	0%
Oil	650.8	651.8	405.3	61%	(0)%
Export market	428.5	418.7	219.1	96%	2%
Domestic market	222.3	233.1	186.3	19%	(5)%
Domestic market at export parity	222.3	233.1	146.0	52%	(5)%
Natural Gas	18.2	16.1	13.6	34%	14%
Export market	2.5	2.4	3.3	(23)%	3%
Domestic market	15.7	13.6	10.4	52%	16%
NGL	1.6	1.7	1.9	(16)%	(9)%

Average realized prices per product

Product	Q1-26	Q4-25	Q1-25	▲ y/y	▲ q/q
Oil ($/bbl) (1)	60.1	58.9	68.6	(12)%	2%
Export market (1)	59.2	59.0	68.0	(13)%	0%
Domestic market	61.9	58.7	69.4	(11)%	5%
Domestic market at export parity	61.9	58.7	69.9	(11)%	5%
Natural Gas ($/MMBTU)	2.0	1.8	2.5	(21)%	10%
Export market	4.1	5.0	5.6	(26)%	(17)%
Domestic market	1.8	1.6	2.1	(14)%	14%
NGL ($/tn)	324	344	453	(28)%	(6)%

Total sales volumes per product

Product	Q1-26		Q4-25	Q1-25	▲ y/y	▲ q/q
Oil (MMbbl)	10.8	(2)	11.1	5.9	83%	(2)%
Export market	7.2		7.1	3.2	125%	2%
Domestic market	3.6		4.0	2.7	34%	(10)%
Domestic market at export parity	3.6		4.0	2.1	72%	(10)%
Natural Gas (millions of MMBTU)	9.3		9.1	5.5	69%	3%
Export market	0.6		0.5	0.6	4%	24%
Domestic market	8.7		8.6	4.9	77%	2%
NGL (Mtn)	4.8		5.0	4.1	17%	(3)%

(1)

For comparison purposes, avg. realized oil prices are net of Commodity risk management contracts and Sea freight selling expenses, which were collected as revenues and incurred by VEISA, in Q1 2026 and Q4 2025.

(2)	Reflects inventory withdrawal of 0.18 MMbbl and sales of crude oil from third parties of 0.16 MMbbl, leading to quarterly production of 10.50 MMbbl and sales of 10.83 MMbbl.

During Q4 2025, Vista Energy International S.A. (“VEISA”), the Company’s dedicated trading arm, started operations. VEISA is a company fully owned by Vista. Although VEISA sells mostly on a CIF (Cost, Insurance and Freight), CFR (Cost and Freight) or DAP (Delivered At Place) basis, for consistency purposes we will continue to report sales and realized prices on a FOB (Free On Board) equivalent basis.

During Q1 2026, total revenues as filed and reported were 865.0 $MM. Net of the effect of Commodity risk management contracts and Sea freight selling expenses, total revenues were 694.3 $MM, 58% above Q1 2025, mainly driven by oil production growth. Total revenues were 1% above Q4 2025, as slightly higher oil prices were partially offset by a 1% decrease in total production. Total net revenues were 670.6 $MM. Net revenues from oil and gas exports were 431.0 $MM, representing 64% of total net revenues.

Crude oil net revenues in Q1 2026 totaled 650.8 $MM, representing 97.0% of total net revenues and a 61% increase compared to Q1 2025, driven by oil production growth and partially offset by lower realized oil prices. Average realized oil price during the quarter was 60.1 $/bbl, 12% below Q1 2025 and 2% above Q4 2025, mainly driven by changes in Brent oil prices. Net oil revenues from sales at export parity prices, combining both international and domestic markets, were 100% of total net oil revenues.

During Q1 2026, the Company exported 67% of crude oil sales volumes. Net revenues from the oil export market accounted for 66% of net oil revenues, reaching 428.5 $MM.

Natural gas net revenues in Q1 2026 were 18.2 $MM, representing 2.7% of total net revenues. The average realized natural gas price for the quarter was 2.0 $/MMBtu, a 21% decrease compared to Q1 2025. Plan GasAr represented 36% of total natural gas sales volume, with an average realized price of 2.5 $/MMBtu during the quarter. Sales to industrial clients represented 57% of total natural gas sales volume at an average realized price of 1.4 $/MMBtu. The remaining 7% of total natural gas sales volume was exported at an average realized price of 4.1 $/MMBtu.

NGL net revenues were 1.6 $MM during Q1 2026, representing 0.2% of total net revenues. NGL average price was 324 $/tn.

Lifting Cost

	Q1-26	Q4-25	Q1-25	▲ y/y	▲ q/q
Lifting Cost ($MM)	52.3	50.8	34.1	54%	3%
Lifting cost ($/boe)	4.3	4.1	4.7	(8)%	6%

Lifting cost during Q1 2026 was 52.3 $MM, a 54% increase y-o-y and a 3% increase q-o-q.

On a per-unit basis, lifting cost in Q1 2026 was 4.3 $/boe, 8% below Q1 2025, reflecting the dilution of fixed costs due to production growth and focus on cost control.

Selling Expenses

	Q1-26	Q4-25	Q1-25	▲ y/y	▲ q/q
Selling expenses ($MM)	46.2	51.9	46.8	(1)%	(11)%
Selling expenses ($/boe)	3.8	4.2	6.4	(41)%	(9)%

Selling expenses as filed and reported were 66.2 $MM in Q1 2026 and 81.8 $MM in Q4 2025. For comparison purposes, figures shown in this section are net of 20.0 $MM and 29.8 $MM of Sea freight selling expenses incurred by VEISA, leading to selling expenses net of such effect of 46.2 $MM and 51.9 $MM in Q1 2026 and Q4 2025, respectively.

On a per-unit basis, selling expenses in Q1 2026 were 3.8 $/boe, a 41% decrease y-o-y, driven by the elimination of trucking as of the end of Q1 2025, as the Oldelval Duplicar pipeline became online.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q1-26	Q4-25	Q1-25	▲ y	▲ q
Profit for the period, net	107.7	85.7	82.8	24.9	22.0

(+) Income tax expense / (benefit)	35.8	52.7	52.2	(16.3)	(16.9)
(+) Financial income (expense), net	68.4	72.9	7.2	61.1	(4.5)
(+) Income (loss) from investment in associates	3.7	1.5	—	3.7	2.2

Operating profit	215.6	212.8	142.2	73.4	2.8

(+) Depreciation, depletion and amortization	229.7	225.1	126.0	103.7	4.6
(+) Restructuring and Reorganization expenses	0.5	1.2	—	0.5	(0.6)
(+) Other non-cash costs related to the transfer of conventional assets	5.0	5.0	7.2	(2.2)	(0.0)

Adjusted EBITDA (1)	450.8	444.0	275.4	175.4	6.8

Adjusted EBITDA Margin (%) (2)	65%	64%	62%	+3p.p.	+1p.p.

Adjusted EBITDA was 450.8 $MM in Q1 2026, a 64% increase compared to 275.4 $MM in Q1 2025, mainly driven by a 67% production increase, combining the consolidation of 50% working interest in La Amarga Chica and organic growth. On a sequential basis, Adjusted EBITDA increased 2% in Q1 2026, driven by slightly higher realized oil prices.

Adjusted EBITDA margin was 65%, 3 p.p. above Q1 2025, as lower export duties, lifting cost and selling expenses on a per boe basis offset lower realized oil prices. (3)

(1)

Adj. EBITDA = Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + Restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total Revenues + Gain from Exports Increase Program – Sea freight selling expenses + Commodity risk management contracts). Gain from Exports Increase Program is zero as of Q2 2025. Adj. EBITDA Margin for Q1 2026 (65%) = Adj. EBITDA (450.8 $MM) / (Total Revenues (865.0 $MM) + Gain from Exports Increase Program (0.0 $MM) – Sea freight selling expenses (20.0 $MM) + Commodity risk management contracts (-150.7 $MM)).

(3)

Selling expenses as filed and reported were 66.2 $MM in Q1 2026 and 81.8 $MM in Q4 2025. For comparison purposes, Selling expenses are net of 20.0 $MM of Sea freight selling expenses incurred by our trading subsidiary VEISA in Q1 2026, equivalent to 1.6 $/boe, which were also collected as revenues, and 29.8 $MM equivalent to 2.4 $/boe in Q4 2025.

Net Income and Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q1-26	Q4-25	Q1-25	▲ y	▲ q
Net (loss) / profit for the period	107.7	85.7	82.8	24.9	22.0

Adjustments:				—	—
(+) Deferred Income tax	(19.7)	(39.2)	(14.2)	(5.5)	19.5
(+) Other non-cash costs related to the transfer of conventional assets	5.0	5.0	7.2	(2.2)	(0.0)
Adjustments to Net Income/Loss	(14.7)	(34.2)	(6.9)	(7.8)	19.5

Adjusted Net Income/Loss	93.0	51.5	75.9	17.1	41.6

Adjusted EPS ($/share) (1)	0.89	0.49	0.79	0.10	0.40
EPS ($/share) (1)	1.03	0.82	0.86	0.17	0.21

Net income in Q1 2026 was 107.7 $MM, compared to 82.8 $MM in Q1 2025, mainly driven by (a) higher Adjusted EBITDA of 450.8 $MM in Q1 2026 compared to 275.4 $MM in Q1 2025 and (b) lower Income tax expense of 35.8 $MM in Q1 2026 compared to 52.2 $MM in Q1 2025, partially offset by (c) higher Depreciation, depletion and amortization of 229.7 $MM in Q1 2026 compared to 126.0 $MM in Q1 2025, and (d) higher Financial expense, net of 68.4 $MM in Q1 2026 compared to 7.2 $MM in Q1 2025 (which included a loss of 4.4 $MM related to Net changes in foreign exchange rate in Q1 2026 due to the appreciation of the Argentine Peso, compared to a profit of 12.7 $MM related to Net changes in foreign exchange rate in Q1 2025 due to the devaluation of the Argentine Peso with respect to the US dollar).

Adjusted Net Income in Q1 2026 was 93.0 $MM, compared to an Adjusted Net Income of 75.9 $MM in Q1 2025, mainly driven by (a) higher Adjusted EBITDA and (b) lower Current income tax expense of 55.5 $MM in Q1 2026 compared to 66.3 $MM in Q1 2025, partially offset by (c) higher Depreciation, depletion and amortization, and (d) higher Financial expense, net (as explained above).

EPS was 1.0 $/share in Q1 2026, compared to 0.9 $/share in Q1 2025 and 0.8 $/share in Q4 2025. Adjusted EPS was 0.9 $/share in Q1 2026, compared to 0.8 $/share in Q1 2025 and 0.5 $/share in Q4 2025. (1)

(1)

EPS (Earnings per share): Profit for the period, net divided by weighted average number of ordinary shares. Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q1 2026, Q4 2025 and Q1 2025 were 104,615,383, 104,269,588 and 96,456,618, respectively.

Capex

Capex during Q1 2026 was 391.2 $MM. The Company invested 335.6 $MM in drilling, completion and workover of Vaca Muerta wells, mainly in connection with the drilling of 19 net wells, the completion of 25 net wells and the tie-in of 23 net new wells during the quarter. Additionally, the Company invested 26.7 $MM in development facilities, and 28.9 $MM in G&G studies, IT and other projects.

Operated wells tied-in during Q1 2026

Concession	Well name	Pad number	Landing zone	Lateral length (mts)
Bajada del Palo Oeste	2361	BPO-40	La Cocina	2,800
Bajada del Palo Oeste	2363	BPO-40	La Cocina	2,824
Bajada del Palo Oeste	2364	BPO-40	Organic	2,800
Bajada del Palo Oeste	2241	BPO-41	La Cocina	3,063
Bajada del Palo Oeste	2242	BPO-41	Lower Carbonate	3,144
Bajada del Palo Oeste	2243	BPO-41	Organic	3,130
Bajada del Palo Oeste	2244	BPO-41	La Cocina	3,216
Bajada del Palo Oeste	2245	BPO-41	Lower Carbonate	3,161
Bajada del Palo Oeste	2911	BPO-42	Organic	1,951
Bajada del Palo Oeste	2912	BPO-42	La Cocina	2,015
Bajada del Palo Oeste	2913	BPO-42	Lower Carbonate	2,118
Bajada del Palo Oeste	2914	BPO-42	La Cocina	1,800
Bajada del Palo Este	2391	BPE-11	La Cocina	3,273
Bajada del Palo Este	2392	BPE-11	La Cocina	2,986
Bajada del Palo Este	2393	BPE-11	La Cocina	3,446
Bajada del Palo Este	2394	BPE-11	La Cocina	3,503

Financial overview

During Q1 2026, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 615.1 $MM.

In Q1 2026, the Company recorded a free cash flow of -341.4 $MM. Free cash flow was -10.1 $MM adjusted by non-recurring items (working capital from VEISA operations, income tax payment in Mexico and payments related to the Equinor Transaction, as explained below).

Cash flow generated by operating activities was 85.7 $MM, reflecting an increase in working capital of 248.2 $MM and income tax payments of 61.4 $MM. These effects were mainly driven by two non-recurring items: 205.6 $MM of working capital related to the initiation of operations of VEISA and 46.0 $MM corresponding to an income tax payment in Mexico.

Cash flow used in investing activities reached 427.1 $MM for the quarter, reflecting accrued capex of 391.2 $MM, payments related to the Equinor Transaction of 79.7 $MM and a decrease in capex-related working capital of 53.0 $MM.

Cash flow from financing activities totaled 418.1 $MM, mainly driven by proceeds from borrowings of 589.5 $MM, partially offset by the repayment of borrowings’ principal of 129.5 $MM and the payment of borrowings’ interests for 26.9 $MM. (1)

Gross debt totaled 3,642.3 $MM as of quarter end, resulting in a net debt of 3,027.1 $MM. At the end of Q1 2026, net leverage ratio was 1.71x, compared to 1.49x on a pro forma basis and 1.64x on a non-pro forma basis by year-end 2025. (2)

(1)

Q1 2026 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 409.1 $MM; (ii) effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for -7.6 $MM; (iii) the variation in Argentine government bonds for -0.6 $MM; and (iv) Other investments for 17.3 $MM.

(2)

Pro forma values calculated as if La Amarga Chica Acquisition had occurred on January 1, 2025. YE-2025 pro forma Net Leverage Ratio (1.49x) = (Gross financial debt (3,154 $MM) – Cash, bank balances and other short-term investments (538 $MM)) / Pro forma LTM Adj. EBITDA (1,752 $MM).

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. Dollars)

	Q1 2026	Q4 2025	Q1 2025
Total Revenues	865,012	719,064	438,456
Oil	845,183	701,318	422,970
Natural gas	18,268	16,036	13,619
NGL and others	1,561	1,710	1,867

Cost of Sales	(392,655)	(378,374)	(226,503)

Operating costs	(52,319)	(50,805)	(34,064)
Crude oil stock fluctuation	(187)	(3,195)	9,032
Royalties and others	(95,857)	(94,281)	(68,254)
Purchases of crude oil	(9,569)	—	—
Depreciation, depletion and amortization	(229,726)	(225,095)	(125,977)
Other non-cash costs related to the transfer of conventional assets	(4,997)	(4,998)	(7,240)

Gross profit	472,357	340,690	211,953

Selling expenses	(66,157)	(81,783)	(46,768)
General and administrative expenses	(41,326)	(52,619)	(28,031)
Exploration expenses	—	(90)	(180)
Other operating income	2,811	8,509	6,409
Other operating expenses	(1,385)	(1,948)	(1,192)
Impairment of long-lived assets	—	—	—
Commodity risk management contracts	(150,712)	—	—

Operating profit	215,588	212,759	142,191

Income (loss) from investments in associates	(3,701)	(1,468)	—
Interest income	3,180	1,661	1,056
Interest expense	(54,885)	(50,096)	(24,281)
Other financial income (expense)	(16,653)	(24,462)	15,992

Other financial income (expense), net	(68,358)	(72,897)	(7,233)

Profit before income tax	143,529	138,394	134,958

Current income tax (expense)/benefit	(55,506)	(91,930)	(66,322)
Deferred income tax (expense)/benefit	19,690	39,231	14,157

Income tax (expense)/benefit	(35,816)	(52,699)	(52,165)

Profit for the period, net	107,713	85,695	82,793

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. Dollars)

	As of March 31, 2026	As of December 31, 2025
Property, plant and equipment	5,708,121	5,543,032
Goodwill	22,576	22,576
Other intangible assets	16,044	18,485
Right-of-use assets	138,259	153,283
Biological assets	17,673	15,855
Investments in associates	63,116	54,542
Trade and other receivables	365,142	373,026
Deferred income tax assets	36,514	36,514
Total noncurrent assets	6,367,445	6,217,313
Inventories	9,710	9,457
Trade and other receivables	728,055	347,681
Cash, bank balances and other short-term investments	615,142	538,402
Total current assets	1,352,907	895,540
Total assets	7,720,352	7,112,853

Deferred income tax liabilities	278,969	298,664
Lease liabilities	77,677	88,451
Provisions	55,786	51,513
Borrowings	2,624,921	2,803,982
Employee benefits	16,324	16,226
Income tax liability	14,510	13,964
Trade and other payables	293,779	292,236
Total noncurrent liabilities	3,361,966	3,565,036
Provisions	9,726	10,800
Lease liabilities	50,783	55,452
Borrowings	1,017,360	350,095
Salaries and payroll taxes	12,993	35,891
Income tax liability	96,075	120,910
Other taxes and royalties	61,151	43,945
Trade and other payables	510,809	419,130
Total current liabilities	1,758,897	1,036,223
Total liabilities	5,120,863	4,601,259
Total equity	2,599,489	2,511,594

Total equity and liabilities	7,720,352	7,112,853

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. Dollars)

	For the period from January 1 to March 31, 2026	For the period from January 1 to March 31, 2025
Revenue from contracts with customers	865,012	438,456
Revenues from crude oil sales	845,183	422,970
Revenues from natural gas sales	18,268	13,619
Revenues from LPG sales	1,561	1,867
Cost of sales	(392,655)	(226,503)
Operating costs	(52,319)	(34,064)
Crude oil stock fluctuation	(187)	9,032
Royalties and others	(95,857)	(68,254)
Purchases of crude oil	(9,569)	—
Depreciation, depletion and amortization	(229,726)	(125,977)
Other non-cash costs related to the transfer of conventional assets	(4,997)	(7,240)

Gross profit	472,357	211,953

Selling expenses	(66,157)	(46,768)
General and administrative expenses	(41,326)	(28,031)
Exploration expenses	—	(180)
Other operating income	2,811	6,409
Other operating expenses	(1,385)	(1,192)
Commodity risk management contracts	(150,712)	—

Operating profit	215,588	142,191

Income (loss) from investments in associates	(3,701)	—
Interest income	3,180	1,056
Interest expense	(54,885)	(24,281)
Other financial income (expense)	(16,653)	15,992

Financial income (expense), net	(68,358)	(7,233)

Profit before income tax	143,529	134,958

Current income tax (expense)	(55,506)	(66,322)
Deferred income tax benefit	19,690	14,157

Income tax (expense)	(35,816)	(52,165)

Profit for the period, net	107,713	82,793

Other comprehensive income for the period	(8)	(15)

Total comprehensive profit for the period	107,705	82,778

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. Dollars)

	For the period from January 1 to March 31, 2026	For the period from January 1 to March 31, 2025
Cash flows from operating activities
Profit for the period, net	107,713	82,793
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	26	—
Share-based payments	18,786	10,215
Net increase in provisions	856	1,192
Net changes in foreign exchange rate	4,418	(12,744)
Discount of assets and liabilities at present value	8,495	1,154
Discount for well plugging and abandonment	808	426
Income tax expense	35,816	52,165
Other non-cash costs related to the transfer of conventional assets	4,997	7,240
Employee benefits	205	198
Items related to investing activities:
Interest income	(3,180)	(1,056)
Changes in the fair value of financial assets	(3,489)	(8,998)
Depreciation and depletion	227,285	123,830
Amortization of intangible assets	2,441	2,147
Income (loss) from investment in associates	3,701	—
Items related to financing activities:
Interest expense	54,885	24,281
Amortized cost	1,271	467
Interest expense on lease liabilities	868	806
Other taxes interest	870	—
Other financial income (expense)	3,412	2,897
Changes in working capital:
Trade and other receivables	(338,960)	(19,871)
Inventories	187	(9,032)
Trade and other payables	68,717	(72,372)
Payments of employee benefits	(120)	(139)
Salaries and payroll taxes	(40,816)	(77,445)
Other taxes and royalties	(10,053)	(35,959)
Provisions	(2,085)	(638)
Income tax payment	(61,381)	(5,151)

Net cash flows provided by operating activities	85,673	66,406

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(338,241)	(286,155)
Proceeds from the transfer of conventional assets	—	5,734
Payments for acquisitions of other intangible assets	—	(1,875)
Payments for acquisitions of investments in associates	(12,275)	(28,651)
Payments related to the Business Acquisition	(79,742)	—
Interest received	3,180	1,056

Net cash flows (used in) investing activities	(427,078)	(309,891)

Cash flows from financing activities:
Proceeds from borrowings	589,500	341,347
Payment of borrowings principal	(129,538)	(98,594)
Payment of borrowings interest	(26,868)	(10,566)
Payment of borrowings cost	(1,004)	(608)
Payments of other taxes interest	(870)	—
(Payment of) proceeds from other financial income (expense)	(3,412)	3,278
Payment of lease	(18,715)	(23,074)

Net cash flow provided by (used in) financing activities	409,093	211,783

	For the period from January 1 to March 31, 2026	For the period from January 1 to March 31, 2025
Net increase (decrease) in cash and cash equivalents	67,688	(31,702)

Cash and cash equivalents at beginning of year / period	526,184	755,610
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	(7,568)	9,495
Net increase (decrease) in cash and cash equivalents	67,688	(31,702)

Cash and cash equivalents at end of period	586,304	733,403

Note: Vista’s historical operational and financial information is available on the Company’s website (https://www.vistaenergy.com/en/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + Restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by (Total Revenues + Gain from Exports Increase Program – Sea freight selling expenses + Commodity risk management contracts).

•	Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares.

•

Adjusted Net Income: Profit for the period, net + Deferred Income Tax (expense)/benefit + Impairment of long-lived assets + Changes in fair value of warrants + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Tango (formerly Petrolera Aconcagua Energía S.A.), effective on March 1st, 2023. Under the latest amendment to the agreement, entered into in September 2025, Vista is entitled to 20% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•

Equinor Transaction: On February 1, 2026, the Company entered into a series of agreements to acquire a 25.1% non-operating working interest in the Bandurria Sur block and a 35.0% non-operating working interest in the Bajo del Toro block. The closing of the Equinor Transaction is pending as of the date of this earnings release. Closing is expected during the remainder of Q2 2026. For more information, please refer to the Relevant Fact published on February 2, 2026 on our website: https://www.vistaenergy.com/en/investors

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

La Amarga Chica Acquisition: On April 15, 2025, the Company acquired 100% of the capital stock of Vista Energy LACh S.A. (formerly known as Petronas E&P Argentina S.A.), which holds 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p: percentage points.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	Tango: Tango Energy S.A., formerly Petrolera Aconcagua Energía S.A.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Tango, effective as of March 1, 2023.

•	VEISA: Vista Energy International S.A.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at https://www.vistaenergy.com/en/investors.

This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC, the Mexican National Securities Registry held by the CNBV or an exemption from such registrations.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees, or any other person (the “Related Parties”) as to the accuracy, completeness, or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance placed on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation, or liability (whether direct or indirect, in contract, tort, or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS financial measures, which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion, and change without notice.

This presentation includes “forward-looking statements” concerning the future. Words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance, or similar estimation about future results, performance, or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results, as well as cost estimations, are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances, or other estimations of future results, performance, or achievements. We have not warranted the accuracy, reliability, appropriateness, or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward looking statements, including, among other things uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses, including Vista Energy LACh S.A.; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; the United States, Israel, Hamas, Iran and several countries in the Middle East; and tensions between China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com/en/investors. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls, and webcasts.

Enquiries:

ir@vistaenergy.com

Argentina: +54.11.3754.8500

Mexico: +52.55.1555.7104